File No. 812-15392

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-l UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

In the Matter of the Application of:

KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.,

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.,

KAYNE ANDERSON BDC, INC.,

KAYNE DL 2021, INC.,

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P.,

KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P.,

KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P.,

KAYNE ANDERSON MLP FUND, L.P.,

KAYNE EQUITY YIELD STRATEGIES, L.P.,

KAYNE SIMPLIFIED MIDSTREAM, L.P.,

KAYNE SENIOR CREDIT FUND III, L.P.,

KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P.,

KAYNE LIQUID CREDIT FUND, L.P.,

KA CREDIT ADVISORS, LLC,

KA CREDIT ADVISORS II, LLC,

KA FUND ADVISORS, LLC,

KAYNE ANDERSON CAPITAL ADVISORS, L.P.,

KAYNE ANDERSON FUND ADVISORS, LLC

KAYNE SENIOR CREDIT III MANAGER, L.P.,

KAYNE SENIOR CREDIT FUNDING III, LLC,

KAYNE SENIOR CREDIT FUNDING III OFFSHORE, LLC,

KAYNE SENIOR CREDIT III MINI-MASTER FUND, L.P.,

KAYNE SENIOR CREDIT IV MANAGER, L.P.,

KAYNE SENIOR CREDIT FUND IV, L.P.,

KAYNE SENIOR CREDIT IV MINI-MASTER FUND, L.P.,

KAYNE SENIOR CREDIT IV OFFSHORE FUND, L.P.,

KAEFTX VII, LLC,

KAEFTX VIII, LLC,

KARE MANAGER HOLDINGS, L.P.,

KPEIF II GP, LLC,

HPK PARTNERS, LLC,

KAYNE ANDERSON ENERGY FUND VII, L.P.,

KAYNE ANDERSON ENERGY FUND VIII, L.P.,

KAYNE ANDERSON REAL ESTATE DEBT IV, L.P.,

KAYNE ANDERSON RENEWABLE ENERGY TRANSITION FUND, L.P.,

KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PARTNERS, L.P.,

KAYNE PRIVATE ENERGY INCOME FUND II, L.P.,

KAYNE PRIVATE ENERGY INCOME FUND II-B, L.P.,

KAYNE SENIOR CREDIT FUNDING IV, LLC, and

KAYNE SENIOR CREDIT FUNDING IV OFFSHORE, LLC

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

(310) 282-7900

All Communications, Notices and Orders to:

Michael O’Neil

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

(310) 282-7900

Copies to:

David A. Hearth

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, CA 94111

(415) 856-7007

davidhearth@paulhastings.com

June 9, 2023

I.	INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Kayne Anderson MLP/Midstream Investment Company, et al. (Investment Company Act Release No. 33798, February 4, 2020) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”) and Rule 17d-1 under the Act (the “Prior Order”), authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) and Rule 17d-1 under the Act.1

The Existing Regulated Funds, the Existing Advisers and the Existing Affiliated Funds (each as defined below) may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this application (the “Application”) for the Amended Order have the same meanings provided in the application for the Prior Order (the “Prior Application”).2

The Prior Order permits one or more Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Amended Order have been named as Applicants. Any other existing or future entity that relies on the Amended Order in the future will comply with the terms and conditions of this Application.

II.	APPLICANTS

A.	The Existing Regulated Funds

•

Kayne Anderson Energy Infrastructure Fund, Inc. (formerly, Kayne Anderson MLP/Midstream Investment Company) (“KYN”), an externally managed registered investment company that is classified as a non-diversified closed-end investment company under the Act;

•

Kayne Anderson Nextgen Energy & Infrastructure, Inc. (formerly, Kayne Anderson Midstream/Energy Fund, Inc.) (“KMF”), an externally managed registered investment company that is classified as a non-diversified closed-end investment company under the Act;

•	Kayne Anderson BDC, Inc. (“KA BDC”), an externally managed entity that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC; and

•

Kayne DL 2021, Inc. (“KDL” and, together with KYN, KMF and KABDC, the “Existing Regulated Funds”), an externally managed entity that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC.

A description of the Existing Regulated Funds is included in Schedule A to this Application.

B.	The Existing Advisers

•	KA Credit Advisors, LLC (“KA Credit”), which is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as an investment adviser, and

[1]	Unless otherwise stated, all section and rule references herein are to sections of, and rules under, the 1940 Act.
[2]	Kayne Anderson MLP/Midstream Investment Company et al, File No. 812-14940, Amendment No. 5, filed Jan. 7, 2020.

which serves as the investment adviser to KA BDC and will serve as the investment adviser to Future Regulated Funds, on behalf of itself and its successors;[3]

•

KA Credit Advisors II, LLC (“KA Credit II”), which is registered with the Commission under the Advisers Act, as an investment adviser, and which serves as the investment adviser to KDL and will serve as the investment adviser to Future Regulated Funds, on behalf of itself and its successors;

•	KA Fund Advisors, LLC (“KAFA”), an investment adviser registered under the Advisers Act, which serves as the investment adviser to each of KYN and KMF, on behalf of itself and its successors;

•

Kayne Anderson Capital Advisors, L.P. (“KACALP”), an investment adviser registered under the Advisers Act, which serves as investment adviser to the Affiliated Funds and may serve as an investment adviser to Future Regulated Funds, on behalf of itself and its successors;

•

Kayne Anderson Fund Advisors, LLC (“KAFAII”), which is registered with the Commission under the Advisers Act as an investment adviser, and which may serve as the investment adviser to Affiliated Funds, on behalf of itself and its successors; and

•	The advisers identified in Schedule B, each of which is a relying adviser of KAFA and/or KACALP (with KAFA, KACALP, KA Credit, KA Credit II, and KAFAII, collectively, the “Existing Advisers”).

The description of the Existing Advisers and a list of existing relying advisers seeking relief under the Amended Order are shown on Schedule B.

C.	The Existing Affiliated Funds

The investment vehicles identified in Schedule C, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act (the “Existing Affiliated Funds”), each of which qualifies as an Affiliated Fund under the Prior Order.

The Regulated Funds and the Affiliated Funds may be under common control. Any of the Affiliated Funds or the advisers would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of KACALP within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Funds.

III.	APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020 the SEC announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.4

In issuing the Temporary Relief, the Commission found that, in light of the effects of COVID-19, permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and

[3]	For the purposes of the requested Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
[4]	BDC Temporary Exemptive Order, Investment Company Act Rel. No. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.”5 The Temporary Relief did not permit Follow-On Investments by Regulated Funds that were not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Amended Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

IV.	REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Amended Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Amended Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

•

With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Funds’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

V.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Amended Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.6

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Amended Order to:

[5]	Id.
[6]

Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Amended Order. The requested relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

Michael O’Neil

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

(310) 282-7900

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Amended Order to:

David A. Hearth

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, CA 94111

Tel.: (415) 856-7007

davidhearth@paulhastings.com

B.	Verifications

The Applicants desire that the Commission issue the Amended Order pursuant to Rule 0-5 under the Act without conducting a hearing. The verifications required by Rule 0-2(d) of the Act are attached hereto as Exhibit A.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 9th day of June, 2023.

*      *      *      *       *      *      *      *      *      *      *

Signature Pages Follow

KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.

KAYNE ANDERSON BDC, INC.

KAYNE DL 2021, INC.

By: /s/ Terry A. Hart
Name: Terry A. Hart
Title: Authorized Signatory

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P.

KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P.

KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P.

KAYNE ANDERSON MLP FUND, L.P.

KAYNE EQUITY YIELD STRATEGIES, L.P.

KAYNE SIMPLIFIED MIDSTREAM, L.P.

KAYNE LIQUID CREDIT FUND, L.P.

By: Kayne Anderson Capital Advisors, L.P.,
General Partner

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KAYNE SENIOR CREDIT FUND III, L.P.

KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P.

KAYNE SENIOR CREDIT FUNDING III, LLC

KAYNE SENIOR CREDIT FUNDING III OFFSHORE, LLC

KAYNE SENIOR CREDIT III MINI-MASTER FUND, L.P.

KAYNE SENIOR CREDIT FUND IV, L.P.

KAYNE SENIOR CREDIT IV MINI-MASTER FUND, L.P.

KAYNE SENIOR CREDIT IV OFFSHORE FUND, L.P.

HPK PARTNERS, LLC

KAYNE ANDERSON ENERGY FUND VII, L.P.

KAYNE ANDERSON ENERGY FUND VIII, L.P.

KAYNE ANDERSON REAL ESTATE DEBT IV, L.P.

KAYNE ANDERSON RENEWABLE ENERGY TRANSITION FUND, L.P.

KAYNE ANDERSON RENEWABLE INFRASTRUCTURE PARTNERS, L.P.

KAYNE PRIVATE ENERGY INCOME FUND II, L.P.

KAYNE PRIVATE ENERGY INCOME FUND II-B, L.P.

KAYNE SENIOR CREDIT FUNDING IV, LLC

KAYNE SENIOR CREDIT FUNDING IV OFFSHORE, LLC

By: Kayne Anderson Capital Advisors, L.P.,
General Partner or Manager

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KA CREDIT ADVISORS, LLC

By: Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KA CREDIT ADVISORS II, LLC

By: Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KA FUND ADVISORS, LLC

By: Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

KAYNE ANDERSON FUND ADVISORS, LLC

By: Kayne Anderson Capital Advisors, L.P.,
Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

KAYNE SENIOR CREDIT III MANAGER, L.P.

KAYNE SENIOR CREDIT IV MANAGER, L.P.

KAEFTX VII, LLC

KAEFTX VIII, LLC

KARE MANAGER HOLDINGS, L.P.

KPEIF II, GP, LLC

By: Kayne Anderson Capital Advisors, L.P.,
General Partner or Managing Member

By: /s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

Signature Page for Application of Kayne Anderson Energy Infrastructure Fund, Inc., et al.

SCHEDULE A

Existing Regulated Funds

A.	Kayne Anderson Energy Infrastructure Fund, Inc. (KYN).

KYN is a Maryland corporation that is structured as an externally managed, non-diversified closed-end investment company that is registered under the Act. KYN’s outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”).

KYN’s investment objectives and strategies are to provide a high after-tax total return with an emphasis on making cash distributions to stockholders by investing at least 80% of its total assets in public and private securities of energy infrastructure companies.

KYN has not elected to be treated as a RIC under the Code and, therefore, is treated as a corporation.

The Board of Directors of KYN (the “KYN Board”) is comprised of eight directors, seven of whom are Independent Directors of KYN. KAFA serves as KYN’s investment adviser.

B.	Kayne Anderson Nextgen Energy & Infrastructure, Inc., (KMF).

KMF is a Maryland corporation that is structured as an externally managed, non-diversified closed-end investment company that is registered under the Act. KMF’s outstanding shares of common stock are listed on the NYSE.

KMF’s investment objectives and strategies are to provide a high level of total return with an emphasis on making cash distributions to its stockholders by investing at least 80% of its total assets in the securities of energy companies and infrastructure companies.

KMF has elected to be treated as a RIC under the Code and operate in a manner so as to quality for the tax treatment applicable to RICs.

The Board of Directors of KMF (the “KMF Board”) is comprised of eight directors, seven of whom are Independent Directors of KMF. KAFA serves as KMF’s investment adviser.

C.	Kayne Anderson BDC, Inc. (KA BDC).

KA BDC is a Delaware corporation that has elected to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act.

The investment objectives and strategies of KA BDC are to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle-market companies. KA BDC elected to be treated as a RIC under the Code, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Directors of KA BDC is comprised of five directors, three of whom are Independent Directors of KA BDC. KA Credit serves as KA BDC’s investment adviser.

D.	Kayne DL 2021, Inc. (KDL).

KDL is a Delaware corporation that has elected to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act.

The investment objectives and strategies of KDL are to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle-market companies. KDL elected to be treated as a RIC under the Code, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Directors of KDL is comprised of four directors, three of whom are Independent Directors of KDL. KA Credit II serves as KDL’s investment adviser.

SCHEDULE B

Existing Advisers

A.	KA Credit Advisors, LLC (KA Credit).

KA Credit, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, was established to serve as investment adviser to KA BDC and any Future Regulated Fund that elects to be regulated as a BDC under the 1940 Act. KA Credit is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of KA BDC on an ongoing basis. KA Credit uses an investment team of portfolio managers to review and approve investments for KA BDC. Key members of that investment team currently include its Co-Managing Directors who serve as the Co-Heads of Private Credit at Kayne Anderson.

B.	KA Credit Advisors II, LLC (KA Credit II).

KA Credit II, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, was established to serve as investment adviser to KDL and any Future Regulated Fund. KA Credit II is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of KDL on an ongoing basis. KA Credit II uses an investment team of portfolio managers to review and approve investments for KDL. Key members of that investment team currently include its Co-Managing Directors who serve as the Co-Heads of Private Credit at Kayne Anderson.

C.	KA Fund Advisors LLC (KAFA).

KAFA, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, serves as investment adviser to KYN and KMF and is responsible for implementing and administering the investment strategies of each of these entities. KAFA also serves as serves as an investment adviser to certain of the Existing Affiliated Funds. KACALP is the sole managing member of KAFA. KAFA’s investment team of portfolio managers consists of those individuals named as portfolio managers from time to time in the publicly available periodical reports, press releases and other disclosure documents for KYN and KMF. KAFA’s investment team is responsible for reviewing and approving investments for each of KYN and KMF.

Any other adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

D.	Kayne Anderson Capital Advisors. L.P. (KACALP).

KACALP, a California limited partnership, which is registered as an investment adviser under the Advisers Act, serves as investment adviser to certain of the Existing Affiliated Funds. As of August 31, 2022, investment vehicles and other client accounts managed or advised by KACALP and the other Existing Advisers had approximately $34 billion of assets under management.

E.	Kayne Anderson Fund Advisors, LLC (KAFAII).

KAFAII, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, and may serve as investment adviser to Affiliated Funds and Future Regulated Funds, and would be responsible for implementing and administering the investment strategies of these entities. KACALP is the sole managing member of KAFAII. KAFAII’s investment team of portfolio managers consists of those individuals to be named as portfolio managers from time to time. KAFAII’s investment team would be responsible for reviewing and approving investments for certain Affiliated Funds and certain Future Regulated Funds.

F.	The Relying Advisers.

The existing relying advisers, as shown below in this Schedule B, serve as investment advisers for certain of the Affiliated Funds. The existing relying advisers serve either as a general partner or manager of an Affiliated Fund, depending on the legal structure of the Affiliated Fund, or as an investment adviser under an investment advisory or management agreement with an Affiliated Fund.

Tax IDs or CIKs
Existing Relying Advisers
Kayne Senior Credit III Manager, L.P.	81-4135392
Kayne Senior Credit IV Manager, L.P.	83-3965679
KAEFTX VII, LLC	0001939740
KAEFTX VIII, LLC	0001939714
KARE Manager Holdings, L.P.	0001939716
KPEIF II GP, LLC	0001939919

SCHEDULE C

Tax IDs or CIKs

Existing Affiliated Funds
Kayne Anderson Capital Income Partners (QP), L.P.	95-4774040
Kayne Anderson Infrastructure Income Fund, L.P.	27-1534640
Kayne Anderson Midstream Institutional Fund, L.P.	26-3885960
Kayne Anderson MLP Fund, L.P.	61-1437017
Kayne Equity Yield Strategies, L.P.	82-1057712
Kayne Simplified Midstream, L.P.	83-3945959
Kayne Senior Credit Fund III, L.P.	35-2574749
Kayne Senior Credit III Offshore Fund, L.P.	98-1337992
Kayne Senior Credit Funding III, LLC	82-1146140
Kayne Senior Credit Funding III Offshore, LLC	82-1110515
Kayne Senior Credit III Mini-Master Fund, L.P.	81-4125364
Kayne Senior Credit Fund IV, L.P.	83-3919849
Kayne Senior Credit IV Mini-Master Fund, L.P.	98-1489698
Kayne Senior Credit IV Offshore Fund, L.P.	95-4486379
Kayne Liquid Credit Fund, L.P.	81-4520409
HPK Partners, LLC	0001939765
Kayne Anderson Energy Fund VII, L.P.	0001939720
Kayne Anderson Energy Fund VIII, L.P.	0001939723
Kayne Anderson Real Estate Debt IV, L.P.	0001939718
Kayne Anderson Renewable Energy Transition Fund, L.P.	0001939721
Kayne Anderson Renewable Infrastructure Partners, L.P.	0001939719
Kayne Private Energy Income Fund II, L.P.	0001939717
Kayne Private Energy Income Fund II-B, L.P.	0001939715
Kayne Senior Credit Funding IV, LLC	0001939888
Kayne Senior Credit Funding IV Offshore, LLC	0001939722

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of June 9, 2023 for and on behalf of Kayne Anderson Energy Infrastructure Fund, Inc., Kayne Anderson Nextgen Energy & Infrastructure, Inc., Kayne Anderson BDC, Inc., and Kayne DL 2021, Inc.; that he is the Secretary of each of these companies; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of each of these companies has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Terry A. Hart
Name: Terry A. Hart
Title: Authorized Signatory

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of June 9, 2023 for and on behalf of KA Credit Advisors, LLC (“KA Credit”), KA Credit Advisors II, LLC, KA Fund Advisors, LLC (“KAFA”), Kayne Anderson Capital Advisors, L.P. (“KACALP”), Kayne Anderson Fund Advisors, LLC (“KAFAII”), and the relying advisors of each of them as listed on Schedule B; that he is the Chief Compliance Officer of KACALP, which is the sole Managing Member of KA Credit, KAFA and KAFAII, one of which in turn serves as the managing member or manager of each listed relying adviser; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of KA Credit, KAFA, KACALP and KAFAII has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of June 9, 2023 for and on behalf of Kayne Anderson Capital Advisors, L.P.(“KACALP”), acting in its capacity as General Partner/Managing Member of each of the Affiliated Funds listed on Schedule C hereto as Applicants in this Application; that he is the Chief Compliance Officer of KACALP; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the Affiliated Funds has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Michael O’Neil
Name: Michael O’Neil
Title: Chief Compliance Officer

EXHIBIT B

RESOLUTIONS OF BOARD OF DIRECTORS OF

KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.

KAYNE ANDERSON NEXTGEN ENERGY & INFRASTRUCTURE, INC.

KAYNE ANDERSON BDC, INC.

KAYNE DL 2021, INC.

The undersigned hereby certifies that he is an authorized signatory of each of Kayne Anderson Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN”) and Kayne Anderson Nextgen Energy & Infrastructure, Inc. (“KMF”), each a Maryland corporation registered with the Securities and Exchange Commission (“SEC”) as a closed-end investment company, and Kayne Anderson BDC, Inc., and Kayne DL 2021, Inc., each a Delaware corporation that has elected pursuant to Section 54 of the Investment Company Act of 1940, as amended (the “1940 Act”) to be regulated as a business development company (“KA BDC” and “KDL”, respectively, together with KYN and KMF, the “Funds”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of each Fund have been taken and the person filing the Application on behalf of each Fund is fully authorized to do so; and that the board of directors of each Fund (the “Board”), has duly adopted the following resolutions:

RESOLVED, that filing of an application (each, an “Application”) with the SEC pursuant to Rule 17d-1 under the 1940 Act, as well as Sections 57(a)(4) and 57(i) of the 1940 Act, for an order of exemption from the provisions of Section 57(a)(4) of and Rule 17d-1 under the 1940 Act to permit each of the Funds to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, as applicable, is hereby approved, authorized and directed; and

FURTHER RESOLVED, that the appropriate officers of the Funds, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereto, as such officer may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Applications.

By: /s/ Terry A. Hart
Authorized Signatory